SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One):	X Form 10-K	Form 11-K	Form 20-F	Form 10-Q
Form N-SAR

For Period Ended: December 31, 2002
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

TOUCH AMERICA HOLDINGS, INC.

(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation)	1-31237 (Commission File Number)	81-0540231 (IRS Employer Identification No.)

130 North Main, Butte, Montana (Address of principal executive offices)	59701-9332 (Zip Code)

Registrant's telephone number, including area code (406) 497-5100

Read Instructions (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Annual Report on Form 10-K for the period ended December 31, 2002.

PART I - REGISTRANT INFORMATION

Touch America Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

130 North Main Street
Address of Principal Executive Office (Street and Number)

Butte, Montana 59701-9332
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
X

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

On March 26, 2003, we received an Interim Opinion and Award from the arbitrator in the arbitration proceedings between Qwest Communications Corporation and us. The arbitration addresses disputes regarding a number of revenue and expense items related to our June 30, 2000 acquisition of the wholesale, private line, long-distance and other telecommunications services business in the former U S West 14-state region. We are examining the arbitrator's decision and determining the impact this decision will have on our 2002 consolidated financial statements. We expect to have this analysis completed and the results incorporated into our 2002 consolidated financial statements in order to file our 2002 Annual Report on Form 10-K within fifteen calendar days of the filing deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

J. P. Pederson	(406) 497-5423
(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

_X_ Yes No

If so, attach an explanation of the anticipated changes, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above in "Part III -- Narrative," on March 26, 2003 we received an Interim Opinion and Award from the arbitrator in the arbitration proceedings between Qwest Communications Corporation and us. The arbitration addresses disputes regarding a number of revenue and expense items related to our June 30, 2000 acquisition of the wholesale, private line, long-distance and other telecommunications services business in the former U S West 14-state region. We are examining the arbitrator's decision and determining the impact this decision will have on our 2002 consolidated financial statements. The recent arbitration finding will likely impact the way we previously had recorded revenue and expenses associated with Qwest. Since we have just recently received this finding, we are not able to quantify the anticipated change, or provide a reasonable estimate of the 2002 results at this time.

Touch America Holdings, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

TOUCH AMERICA HOLDINGS, INC.
(Registrant)

By	/s/ J. P. Pederson
J. P. Pederson
Vice Chairman and Chief
Financial Officer

Dated: March 31, 2003